SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ashland Global Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

044186104
(CUSIP Number)

Ricky C. Sandler
Eminence Capital, LP
399 Park Avenue, 25th Floor
New York, New York 10022
(212) 418-2100

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044186104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,173,974 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,173,974 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,173,974 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 044186104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,173,974 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,173,974 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,173,974 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashland Global Holdings Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 50 E. RiverCenter Boulevard, Covington, Kentucky 41011.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Eminence Capital, LP, a Delaware limited partnership (“Eminence Capital”) and Ricky C. Sandler, a U.S. Citizen (“Mr. Sandler,” and together with Eminence Capital, the “Reporting Persons”).

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the shares of Common Stock held by, various investment funds (the “Eminence Funds”) and separately managed accounts (the “Eminence SMAs,” and together with the Eminence Funds, the “Eminence Funds and SMAs”) under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by the Eminence Funds and SMAs.

(b)	The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.

(c)	The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Chief Executive Officer of Eminence Capital.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

CUSIP No. 044186104	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $394,492,508 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of each of the Eminence Funds and SMAs for the shares held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by each of the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to engage in a dialogue with the Issuer’s Board of Directors (the “Board”) and management to discuss a variety of operational and strategic opportunities to enhance shareholder value.

In connection with these discussions, the Reporting Persons may communicate with other shareholders, knowledgeable industry or market observers or other third parties and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The topics to be discussed, and any steps taken in furtherance of such discussions, may include methods, suggestions, plans and proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, including potential changes in the Issuer’s operations, management, organizational documents, Board composition, ownership, capital or corporate structure, dividend policy, as well as potential strategic transactions and the strategy and plans of the Issuer, but will exclude (i) acquiring a control stake in the Common Stock, or grouping with any other party or parties to acquire such control stake, or (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either.

CUSIP No. 044186104	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Persons intend to review their investment in the Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) increasing (but without (i) acquiring a control stake in the Common Stock, or (ii) grouping with any other party or parties to acquire a control stake) or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 62,712,232 shares of Common Stock outstanding as of March 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 1, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A which is attached hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)	No person other than the Reporting Persons and the Eminence Funds and SMAs is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Eminence Funds and SMAs.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this

Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 044186104	SCHEDULE 13D	Page 7 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated June 13, 2019

CUSIP No. 044186104	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 13, 2019

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief
Executive Officer of Eminence Capital, LP

CUSIP No. 044186104	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING

PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)

05/06/2019	1,943	75.32
05/06/2019	303,844	75.82
05/07/2019	470,156	76.73
05/08/2019	280,000	76.62
05/09/2019	390,000	75.69
05/16/2019	(12,666)	74.00
05/17/2019	(5,112)	73.04
05/21/2019	32,811	72.03
05/22/2019	141,058	72.84
05/23/2019	138,942	72.03
05/24/2019	330,000	73.55
05/28/2019	276,380	75.05
05/29/2019	(25,950)	74.71
05/29/2019	198,766	74.79
05/30/2019	280,000	75.29
05/31/2019	303,047	75.61
06/03/2019	275,000	74.89
06/03/2019	4,525	74.82
06/04/2019	182,000	76.71
06/04/2019	(5,260)	75.77
06/04/2019	(9,126)	75.78
06/05/2019	49,376	76.97
06/06/2019	350,624	77.34
06/07/2019	235,000	77.96
06/07/2019	(50,984)	77.85
06/10/2019	361,600	78.13
06/11/2019	136,551	78.73
06/12/2019	466,449	79.08
06/13/2019	75,000	80.49

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 13, 2019

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief
Executive Officer of Eminence Capital, LP